

September 14, 2011

Via Email
Christopher Howard
Executive Vice President, General Counsel and Secretary
Acadia Healthcare Company, Inc.
830 Crescent Centre Drive, Suite 610
Franklin, Tennessee 37067

> **Re:** **Acadia Healthcare Company, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed September 8, 2011**
> **File No. 333-175523**

Dear Mr. Howard:

We have reviewed Amendment 2 to your registration statement filed on September 8, 2011 in response to our September 2, 2011 comment letter and have the following additional comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1. We acknowledge your response to prior comments one and five. Please address the following additional comments and in each instance reference for us the authoritative literature you rely upon to support your position:

   - Please tell us how you determined that YFCS's customer relationships had no value at the time of acquisition and should not be recognized as acquired assets given that YFCS had previously recognized an $11.9 million intangible asset, presumably for only a portion of its customer relationships; those associated with its business acquisitions, not for internally generated customer relationships. In your response, please address all aspects of customer-related intangibles including, but not limited to, the following:

- o Recurring patients – although you indicate in response to the second bullet of prior comment one that patients are generally not recurring and there is no expectation or desire on your part that patients return for additional services, it appears that some portion of patients require follow-up treatment. For each significant category of treatment (e.g., acute behavioral care, residential care, community based services, etc.), please tell us the historical rates of follow-up treatment for each YFCS facility.

- o Existing patients – although the average length of stay for acute behavioral care treatment may be less than 10 days and that of residential care may be less than 180 days, it appears that some value associated with patients under treatment at the acquisition date, tantamount to an order backlog, exists.

- o Contractual relationships – although you indicate that payor arrangements with Medicaid, Medicare and other payors provide no certainty or predictability of patients needing treatment, nor any direction of patients to your facility, it is unclear why there is no value in these relationships. Please clarify for us whether these contractual arrangements meet the contractual-legal criterion as stipulated in ASC 805-20-55-2. In your response, please clarify whether any of these contracts with YFCS have a change in control feature whereby the existing contracts terminated and you were required to renegotiate a new contract with the payor. In addition, please tell us whether you have any contracts with psychiatrists, physicians, nurses or other care givers related to providing services to patients. If so, please clarify why these contracts apparently do not meet the contractual-legal criterion or the separability criterion.

- Please tell us how you determined that YFCS's trade names had no value at the time of acquisition and should not be recognized as acquired assets given that YFCS had previously recognized a $13.6 million intangible asset, presumably for only a portion of its trade names; those associated with its business acquisitions not for internally generated trade names. Please explain to us why you assign no value to trade names when it appears from Internet searches that you continue to operate websites for the acquired YFCS facilities indentified on page 125 under those facilities' trade names. In your response, please tell us whether you intend to change the trade names to Acadia and if so, please tell us when you intend to do so.

- Please tell us whether the $189,000 increase in certificates of need from December 31, 2010 to June 30, 2011 relates to your acquisition of YFCS. If so, please explain to us why you valued these certificates at only $189,000 when YFCS carried its certificates at $9.7 million, noting that YFCS's certificates of need balance may only related to certificates it acquired in its own business combinations.

- Please elaborate on why you believe that intangible asset recognition for process technology and know-how is not appropriate for treatments and services provided by the acquired companies that you did not previously provide. You appear to rely in part on the fact that these treatments and services do not rely upon any unique or proprietary technologies. Although these treatments and services and the underlying standard operating procedures and methodologies may be compliant with the standards of the American Psychiatric Association, it is unclear why these procedures have no value when it would take time, effort and expense to duplicate those procedures and/or install replacement procedures. It is unclear to us why a market participant would not assign some value to all standard operating procedures as presumably services could not be provided without them and presumably are required to be accredited by the Division of Medicaid, the Department of Human Services, the Department of Education, the Joint Commission and the Council on Accreditation, as at least some of your acquired facilities appear to be.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: R. Henry Kleeman (Kirkland & Ellis LLP)